                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


            X  Annual Report Pursuant to Section 15(d) of the
           --- Securities Exchange Act of 1934 (Fee Required)

                                   or

               Transition Report Pursuant to Section 15(d) of
           --- the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to          .
                                             ---------  ----------

               For the fiscal year ended December 31, 2003

                    Commission file number 001-10898


                    ---------------------------------



            THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

		      REQUIRED INFORMATION
                      --------------------


The St. Paul Companies, Inc. Stock Ownership Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.


Financial Statements and Schedule                            Page
---------------------------------                            ----
Stock Ownership Plan:

Independent Auditors' Report for Stock Ownership Plan .       17

Statements of Net Assets Available for Benefits
  under Stock Ownership Plan . . . . . . . . . . . . . .      18-19

Statements of Changes in Net Assets Available for
  Benefits under Stock Ownership Plan . . . . . . . . . .     20-21

Notes to Financial Statements for Stock Ownership Plan . .    22-30

Schedule H, Line 4i-Schedule of Assets
  (Held at End of Year) for Stock Ownership Plan . . . . .    31

Schedule H, Line 4j-Schedule of Reportable Transactions
  for Stock Ownership Plan . . . . . . . . . . . . . . . .    32

Signature for Stock Ownership Plan . . . . . . . . . . . .    33

Exhibit Index. . . . . . . . . . . . . . . . . . . . . . .    34

    Report of Independent Registered Public Accounting Firm
    -------------------------------------------------------

The Plan Administrative Committee and Plan Participants
The St. Paul Companies, Inc. Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The St. Paul Companies, Inc. Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The St. Paul Companies, Inc. Stock Ownership Plan as of December 31, 2003 and 2002, and the changes in the net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    KPMG LLP
                                                    --------
                                                    KPMG LLP
Minneapolis, Minnesota
June 25, 2004

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                  Statement of Net Assets Available for Benefits
                                 December 31, 2003


                                 Allocated
                      -------------------------------
Assets:                 Non-Participant   Participant
                               Directed      Directed   Unallocated        Total
                        ---------------   -----------   ----------- ------------
Investments:
-----------
Preferred stock of The
 St. Paul Companies, Inc.  $192,198,139    $        -   $24,443,556 $216,641,695
Common stock of The
 St. Paul Companies, Inc.   166,992,795    66,308,123             -  233,300,918
Cash and short-term
 investments                  1,726,807       612,355     2,015,987    4,355,149
                            -----------    ----------    ----------  -----------
   Total investments        360,917,741    66,920,478    26,459,543  454,297,762

Receivables:
-----------
Participating companies'
 contributions                        -             -     5,443,145    5,443,145
Accrued dividends and
 interest                     1,224,643       484,977         1,712    1,711,332
Investments sold but not
 delivered                      194,332             -             -      194,332
                            -----------    ----------    ----------  -----------
   Total receivables          1,418,975       484,977     5,444,857    7,348,809
                            -----------    ----------    ----------  -----------
   Total assets             362,336,716    67,405,455    31,904,400  461,646,571
                            -----------    ----------    ----------  -----------

Liabilities:
-----------
Long-term debt                        -             -    22,664,215   22,664,215
Accrued expenses                 65,745             -       887,682      953,427
Other payable                     8,124       490,517             -      498,641
                            -----------    ----------    ----------  -----------
   Total liabilities             73,869       490,517    23,551,897   24,116,283
                            -----------    ----------    ----------  -----------
Net assets available for
   benefits                $362,262,847   $66,914,938    $8,352,503 $437,530,288
                            ===========    ==========    ==========  ===========





  See accompanying notes to financial statements.

                   THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                    Statement of Net Assets Available for Benefits
                                   December 31, 2002


                                 Allocated
                      -------------------------------
Assets:                 Non-Participant   Participant
                               Directed      Directed   Unallocated        Total
                        ---------------   -----------   ----------- ------------
Investments:
-----------
Preferred stock of The
 St. Paul Companies, Inc.  $154,061,804    $        -   $47,288,353 $201,350,157
Common stock of The
 St. Paul Companies, Inc.   161,439,222    60,341,605             -  221,780,827
Cash and short-term
 investments                  1,910,368       450,544     2,174,782    4,535,694
                            -----------    ----------    ----------  -----------
   Total investments        317,411,394    60,792,149    49,463,135  427,666,678

Receivables:
-----------
Participating companies'
 contributions                        -             -     5,337,124    5,337,124
Accrued dividends and
 interest                     1,380,539       515,286         2,490    1,898,315
Other receivable                400,037             -             -      400,037
                            -----------     ---------    ----------  -----------
   Total receivables          1,780,576       515,286     5,339,614    7,635,476
                            -----------    ----------    ----------  -----------
   Total assets             319,191,970    61,307,435    54,802,749  435,302,154
                            -----------    ----------    ----------  -----------

Liabilities:
-----------
Long-term debt                        -             -    40,469,582   40,469,582
Accrued expenses                 69,365             -     1,585,058    1,654,423
Other payable                    48,287       366,213             -      414,500
                            -----------    ----------    ----------  -----------
   Total liabilities            117,652       366,213    42,054,640   42,538,505
                            -----------    ----------    ----------  -----------
Net assets available for
   benefits                $319,074,318   $ 60,941,222  $12,748,109 $392,763,649
                            ===========    ===========   ==========  ===========





  See accompanying notes to financial statements.

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                           Year Ended December 31, 2003



                                   Allocated
                        ----------------------------
                        Non-Participant  Participant
                               Directed     Directed  Unallocated         Total
                        ---------------  -----------  -----------  ------------

Additions:
---------------------
 Investment income:
  Dividends                 $11,709,760   $1,976,580   $1,677,529   $15,363,869
  Interest                       23,293        7,297       14,731        45,321
  Net appreciation
   in market value
   of investments            48,681,351    9,687,310    5,688,294    64,056,955
                            -----------   ----------   ----------   -----------
   Net investment
    income                   60,414,404   11,671,187    7,380,554    79,466,145
  Participating companies'
   contributions                      -            -   12,896,541    12,896,541
  Transfer from St. Paul
    Companies, Inc Savings
    Plus Plan                         -   16,954,672            -    16,954,672
                            -----------   ----------   ----------   -----------
   Total additions           60,414,404   28,625,859   20,277,095   109,317,358
                            -----------   ----------   ----------   -----------
Deductions:
----------
 Interest expense                     -            -    2,742,647     2,742,647
 Administrative expenses        241,215            -            -       241,215
 Other expense                      690        2,130            -         2,820
 Paid to participants
  in cash                    25,575,444    2,650,988            -    28,226,432
 Common stock distributed
  at market value             8,187,603    1,457,092            -     9,644,695
 Transfer to St. Paul
  Companies, Inc. Savings
  Plus Plan                   5,150,977   18,541,933            -    23,692,910
                            -----------   ----------   ----------   -----------
   Total deductions          39,155,929   22,652,143    2,742,647    64,550,719
                            -----------   ----------   ----------   -----------
 Net increase
  prior to interfund
  transfers                  21,258,475    5,973,716   17,534,448    44,766,639

Interfund transfers:
-------------------
 Allocation of 95,246 shares
  of preferred stock,
  at market                  28,533,091            -  (28,533,091)            -
 Transfer of dividend income
  for debt service           (6,603,037)           -    6,603,037             -
                            ------------   ---------   ----------   -----------
 Net increase (decrease)     43,188,529    5,973,716   (4,395,606)   44,766,639


 Net assets available for
  benefits:
     Beginning of year      319,074,318   60,941,222   12,748,109   392,763,649
                            -----------   ----------   ----------  ------------
     End of year           $362,262,847  $66,914,938  $ 8,352,503  $437,530,288
                            ===========   ==========   ==========  ============



   See accompanying notes to financial statements.



               THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

          Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2002



                                   Allocated
                        ----------------------------
                        Non-Participant  Participant
                               Directed    Directed   Unallocated        Total
                        ---------------  -----------  -----------  ------------

Additions (reductions):
---------------------
 Investment income (loss):
  Dividends               $  11,794,868  $ 2,016,588  $ 2,707,940   $16,519,396
  Interest                       46,084       15,894       25,313        87,291
  Net depreciation in
   in market value
    of investments          (88,630,403) (18,757,739) (19,575,570) (126,963,712)
                           ------------   ----------    ----------   -----------
   Net investment
    loss                    (76,789,451) (16,725,257) (16,842,317) (110,357,025)
  Participating companies'
   contributions                      -            -   11,190,849    11,190,849
  Other income                    2,276            -            -         2,276
  Transfer from St. Paul
   Companies, Inc.
   Savings Plus Plan                  -   81,817,119            -    81,817,119
                            -----------   ----------   ----------   -----------
    Total additions
     (reductions)           (76,787,175)  65,091,862   (5,651,468)  (17,346,781)
                            -----------   ----------   ----------   -----------
Deductions:
----------
 Interest expense                     -            -    4,283,118     4,283,118
 Administrative expenses        205,655            -            -       205,655
 Other expense                        -        6,977            -         6,977
 Paid to participants
  in cash                    24,697,001    2,808,812            -    27,505,813
 Common stock distributed
  at market value             9,636,369    1,393,511            -    11,029,880
 Transfer to St. Paul
  Companies, Inc.
  Savings Plus Plan             781,388    1,912,259            -     2,693,647
                            -----------   ----------   ----------   -----------
     Total deductions        35,320,413    6,121,559    4,283,118    45,725,090
                            -----------   ----------   ----------   -----------
 Net increase (decrease)
  prior to interfund
  transfers                (112,107,588)  58,970,303   (9,934,586)  (63,071,871)

Interfund transfers:
-------------------
 Allocation of 82,383 shares
  of preferred stock,
   at market                 23,277,838            -  (23,277,838)            -
 Transfer of dividend income
  for debt service           (6,132,360)           -    6,132,360             -
                            -----------   ----------   ----------   -----------
  Net increase (decrease)   (94,962,110)  58,970,303  (27,080,064)  (63,071,871)

Net assets available for
 benefits:
   Beginning of year        414,036,428    1,970,919   39,828,173   455,835,520
                            -----------    ----------  ----------   -----------
   End of year             $319,074,318  $60,941,222  $12,748,109  $392,763,649
                            ===========   ==========   ==========   ===========




  See accompanying notes to financial statements.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 1   Description of the Plan
         -----------------------

         General Provisions
         ------------------

         The following brief description of the St. Paul Companies, Inc. Stock Ownership Plan (the Plan) is provided for general information purposes. Plan participants should refer to the Plan document for more complete information.

         Effective January 1, 1998, The St. Paul Companies, Inc. Savings Plus Preferred Stock Plan (PSOP) and The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP) were merged into one plan, thereby creating the Plan. The Plan is a defined contribution plan under which guaranteed matching contributions are made, with respect to employees' pretax 401(k) contributions to The St. Paul Companies, Inc. Savings Plus Plan (Savings Plus Plan). The St. Paul Companies, Inc. (The Company) and certain of its subsidiaries, St. Paul Fire and Marine Insurance Company and St. Paul Reinsurance Management Corporation currently participate in the Plan. Octagon Risk Services, Inc. withdrew from the Plan effective October 5, 2003,pursuant to its sale by the Company.

         U.S. Bank National Association is the Trustee for the ESOP Common Stock Fund portion of The St. Paul Companies, Inc. Stock Ownership Trust (Trust). Fidelity Management Trust Company (FMTC) is the Trustee for the remaining portion of the Trust. The Company has appointed an Administrative Committee which acts as Plan Administrator.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 1   Description of the Plan (continued)
         ----------------------------------

         Participation, Vesting and Allocations
         --------------------------------------

         Employees of the Company and participating subsidiaries, who participated in the ESOP or PSOP on December 31, 1997 became Plan participants on January 1, 1998. Employees of the Company and participating subsidiaries, who were not participants in the ESOP or PSOP on December 31, 1997 become participants as of the later of January 1, 1998 or their employment date.

         Participants are fully vested in their pre-1999 matching, performance-based and ESOP allocations after six years of service. Participants become 20 percent vested in these allocations of Company stock after two years of service increasing an additional 20 percent for each additional year of service. Participants are immediately vested in their 1999-2002 matching allocations. Beginning January 1, 2003, participants are fully vested after three years of service. Participants also become fully vested in full upon retirement, permanent and total disability, death, or upon termination of the Plan or a change in control of the Company, as defined by the Plan.

         The Plan allocates shares of the Company's Series B
         Convertible Preferred Stock (preferred stock) to those employees participating in the Savings Plus Plan. Shares of the Company's preferred stock are allocated to eligible participants semi-annually based on their Savings Plus Plan contributions through June 30 and December 31. Effective January 1, 2003, the Company increased the matching contribution of one dollar for every dollar of participant salary conversion contribution from four to six percent of their base salary. This matching contribution made in the form of The
         St. Paul Companies, Inc. Preferred Stock is subject to a three-year cliff vesting provision. Except for cases of retirement, permanent and total disability, or death, this matching allocation is made only to participants actively employed on the last working day of June or December, respectively.

         Over a period of ten years, shares of the Company's common stock were allocated, from the former ESOP, to participants based on compensation. The final ESOP allocation was made as of December 31, 1997. Except for cases of death, retirement or permanent and total disability, the allocation was made only to participants actively employed on the last working day of the calendar year.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                       December 31, 2003 and 2002


Note 1   Description of the Plan (continued)
         ----------------------------------

         Voting Rights
         -------------

         Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of the plan participants and beneficiaries.

         Long Term Debt
         --------------

         Prior to the merger that created the Plan, the PSOP had obtained long-term financing from St. Paul Fire and Marine Insurance Company to purchase Company preferred stock for future allocation to PSOP participants. This loan principal and interest continues to repaid by the Plan using participating Company contributions and dividends received on allocated and unallocated shares of Company preferred stock held by the Trust. See Note 7 for more information.

         Distribution of Benefits
         ------------------------

         Distribution of vested benefits from the Trust is made upon a participant's retirement, permanent and total disability, death or employment termination. Distribution of vested benefits from the Preferred Stock or ESOP Common Stock Funds, at the participant's election, will be either in the form of cash, or full shares of Company common stock and cash in lieu of any fractional shares of such stock.

         ESOP Common Stock Fund dividends are distributed to participants as soon as practicable following the dividend pay date. As of October 2003 participants are able to reinvest dividends in the Plan if they so choose.

         Diversification
         ---------------

         Participants do not have investment discretion regarding the Preferred Stock Fund. Participants who have attained age 55 may elect to diversify a portion of their Preferred Stock balance, once a year for six years, up to a maximum amount. Diversifications are made through transfers out of the Plan for investment in The St. Paul Companies, Inc. Savings Plus Plan.

         Beginning in 2003, a participant who has an ESOP account in the Plan has the ability to move money out of the ESOP account into other investment options. ESOP diversification was phased in during 2003 according to the following schedule:

         February 1, 2003  Up to 25% of ESOP shares can be diversified
         April 1, 2003     Up to 50% of original ESOP shares can be diversified
         June 1, 2003      Up to 75% of original ESOP shares can be diversified
         August 1, 2003    Full ESOP balance can be diversified

         Diversifications are made through transfers out of the Plan for investment in The St. Paul Companies, Inc. Savings Plus Plan.

         Forfeitures
         -----------

         Under the Plan, forfeitures are used in the following priority:

         - to restore benefits to participants returning to the Plan;
         - to make any necessary corrective allocations or distributions to participants;
         - to pay administrative expenses, and;
         - any remaining forfeitures are reallocated to participants as described in the Plan.

         Under those terms the Company plans to utilize a portion of these forfeitures to reduce future employer contributions. Forfeited non-vested accounts totaled $5.4 million and $3.2 million at December 31, 2003 and 2002, respectively. Forfeitures used to reduce employer contributions totaled $1.6 million in 2003 and zero in 2002, respectively.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 1   Description of the Plan (continued)
         ----------------------------------

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan Administrative Committee would consider directing the Trustee to distribute participant account balances. Upon termination of the Plan participant account balances would vest in full.

         Tax Status
         ----------

         The Internal Revenue Service has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is in accordance with applicable Section 401-
         1(b)(3) and the Trust is qualified under Section 501(a) of the Internal Revenue Code.


Note 2   Significant Accounting Policies
         -------------------------------

         The accompanying Plan financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

         The preparation of these financial statements requires management to rely on estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

         The Plan provides for investment in St. Paul Preferred and Common Stock funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

         The investment in preferred and common stock of the Comapany are carried at market value as discussed in Note 8.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 2   Significant Accounting Policies (continued)
         ------------------------------------------

         Realized gains or losses on the sales of investments and the change in unrealized appreciation or depreciation in the market value of investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

         Money market portfolios and short-term investments are carried at cost plus accrued interest or amortized discount, which approximates market value.

         A portion of administrative expenses of the Plan are paid by the participating companies and are not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures. Benefits are recorded when paid.


Note 3   Investment in Preferred Stock of the Company
         --------------------------------------------

         Information regarding the Plan's investment in preferred stock of the Company follows:

                             Allocated      Unallocated           Total
                            ----------      -----------        --------
      December 31, 2003
      -----------------

      Number of shares         601,164           76,455         677,619

      Cost                 $86,747,964      $11,032,514     $97,780,478

      Market value        $192,198,139      $24,443,556    $216,641,695

      Market value per share                                    $319.71


      December 31, 2002
      -----------------

      Number of shares         559,391          171,701         731,092

      Cost                 $80,720,084      $24,776,549    $105,496,633

      Market value        $154,061,804      $47,288,353    $201,350,157

      Market value per share                                    $275.41


      Each share of the Company's preferred stock has a guaranteed minimum value of $144.30, a dividend rate of $11.724 annually and is convertible into eight shares of the Company's common stock.

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 4   Investment in Common Stock of the Company
         -----------------------------------------

         Information regarding the Plan's investment in common stock of the Company follows. All shares are considered allocated.

                                                           Total
      December 31, 2003                             ------------
      -----------------

      Number of shares                                 5,884,008

      Cost                                          $102,152,889

      Market value                                  $233,300,918

      Percent of total Company shares outstanding           2.6%

      Market value per share                              $39.65


      December 31, 2002
      -----------------

      Number of shares                                 6,513,387

      Cost                                          $109,415,823

      Market value                                  $221,780,827

      Percent of total Company shares outstanding           2.9%

      Market value per share                              $34.05



Note 5  Net Appreciation (Depreciation) in Market Value of Investments
        --------------------------------------------------------------

        Plan investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

                                   December 31, 2003   December 31, 2002
                                   -----------------   -----------------

        Preferred Stocks                $ 30,531,658      $ (59,843,734)

        Common Stocks                     33,525,297        (67,134,258)

        Mutual Funds                               -              13,216

        Common Trust Fund                          -               1,064
                                        ------------        ------------
       Net Appreciation
         (Depreciation)                 $ 64,056,955      $(126,963,712)
                                        ============        ============

             THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                       Notes to Financial Statements

                        December 31, 2003 and 2002


Note 6   Party-in-Interest Transactions
         ------------------------------

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applied. U.S. Bank National Association (U.S. Bank) and Fidelity Management Trust Company (FMTC), are parties-in-interest as defined by ERISA as a result of being trustees of the Plan. U.S. Bank and FMTC are investing plan assets in their respective short-term investment fund. Certain Plan investments were in shares of mutual funds or a commingled pool managed by Fidelity Investments. The Plan also engages in transactions involving the acquisition or disposition of units of participation in preferred and common stock of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

Note 7   Long Term Debt
         --------------

         To finance the preferred stock purchase for future allocation to qualified employees, the Trust (formerly the PSOP) borrowed $150 million from St. Paul Fire and Marine Insurance Company, at an interest rate of 9.4 percent. This long-term debt matures on January 31, 2005, and requires semiannual interest payments. Payments of principal will be made in order to provide the targeted benefits of the Plan. Any remaining unpaid balance is due on maturity date. Each participating company's cash contribution to the Trust is based on its percentage of the total Company match and performance-based allocation. When these loan payments are made, a pro rata amount of preferred stock is allocated from unallocated shares to Participants' Plan accounts. These allocations are characterized as either matching contributions, performance-based contributions or as dividends on participants' allocated preferred shares. Repayment of this loan is guaranteed by the Company. The outstanding balance of this debt was $22,664,215 and $40,469,582, as of December 31, 2003 and 2002,
         respectively.

         Future maturities of long-term debt are as follows:

          Year ending December 31
          -----------------------
                    2004                     $ 8,373,088
                    2005                      14,291,127
                                              ----------
                                             $22,664,215
                                              ==========

PAGE>


           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 8   Disclosures About Fair Value of Financial Instruments
         -----------------------------------------------------

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

         Cash and Short-term Investments are carried at cost plus accrued interest or amortized discount, which approximates the fair value.

         Preferred stock is based on a valuation model provided by an independent appraiser.

         Common stock of The Company is based on published market prices.

         The fair values of the Plan's long-term debt is based primarily on the fair value of debt securities in the market that have terms similar to the Plan's debt.

         The carrying amounts and estimated fair values of the Plan's financial instruments at December 31 are as follows:


                                     2003                       2002
                         ------------------------    -----------------------
                            Carrying         Fair      Carrying         Fair
                              Amount        Value        Amount        Value
                           ---------      -------     ---------       ------
 Cash and short-term
  investments           $  4,355,149 $  4,355,149  $  4,535,694  $ 4,535,694
 Preferred stock of
  The St. Paul
  Companies, Inc.        216,641,695  216,641,695   201,350,157  201,350,157
 Common stock of
  The St. Paul
   Companies, Inc.       233,300,918  233,300,918   221,780,827  221,780,827

                         -----------  -----------   -----------  -----------
 Total Investments      $454,297,762 $454,297,762  $427,666,678 $427,666,678
                         ===========  ===========   ===========  ===========

 Long-term debt         $ 22,664,215 $ 24,226,913  $ 40,469,582 $ 45,466,361
                         ===========  ===========   ===========  ===========

           THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

                     Notes to Financial Statements

                      December 31, 2003 and 2002


Note 9   Subsequent Event
         ----------------

         On November 17, 2003, the Company announced the proposed business combination with Travelers Property Casualty Corporation an closing took place on April 1, 2004. The name of the registrant was changed from "The St. Paul Companies, Inc." to "The St. Paul Travelers Companies, Inc." in connection with the merger and St. Paul Travelers Common and Series B Convertible Preferred Stock was issued. This business combination is considered a change-in-control for the Plan therefore all company contributions allocated to active participants before April 1, 2004 became full vested. Company contributions allocated to participants after April 1, 2004 vest after three years of service. The Plan, St. Paul Companies, Inc. Savings Plus Plan and Travelers 401(k) Savings Plans are expected to merge into one plan on or near January 1, 2005.

                                                                 SCHEDULE 1

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                 December 31, 2003


Identity of Issue    Description of Investment          Cost  Current Value
-----------------    -------------------------    ----------  -------------
*The St. Paul        Series B Convertible
 Companies, Inc.      Preferred Stock, no par
                      value, 677,619 shares     $ 97,780,478  $ 216,641,695

*The St. Paul        Common stock, no par
 Companies, Inc.      value, 5,884,008 shares    102,152,889    233,300,918

*U.S. Bank N.A.      First American
                      Prime Obligation,
                      Class Y
                      Institutional Fund             633,558        633,558

*Fidelity Management Institutional Cash
Trust Company         Portfolio MM Fund
                      shares                       3,721,591      3,721,591

                                                 -----------    -----------
          Total Investments                    $ 204,288,516  $ 454,297,762
                                                 ===========    ===========




     * Party-in-interest

     See accompanying report of independent registered public accounting firm.

                                                                 SCHEDULE 2

                THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2003


   (a)                   (b)             (c)          (d)            (f)
                                                                   Expenses
                      Description                                  Incurred
Identity of                    of     Purchase      Selling            with
 Issuer                Investment        Price        Price     Transaction
--------------         ----------     --------      -------     -----------
* The St. Paul
   Companies,              Common  $15,054,091  $         -       $       -
   Inc.                     Stock            -   34,697,934          24,703


* U.S. Bank,
   N.A.                     First
                   American Prime
                       Obligation
                          Class Y
                    Institutional   20,475,797            -               -
                             Fund            -   20,930,127               -

* Fidelity          Institutional
   Management                Cash
   Trust Company     Portfolio MM
                     Fund Class I   36,866,492            -               -
                           Shares            -   36,754,517               -




                                       (g)            (h)             (i)
                                                    Current
                                                      Value
                      Description                        on
Identity of                    of              Distribution
 Issuer                Investment         Cost         Date        Net Gain
--------------         ----------     --------      -------     -----------
* The St. Paul
   Companies,              Common  $15,054,091  $15,054,091     $         -
   Inc.                     Stock   22,443,204   34,697,934      12,254,730


* U.S. Bank,
   N.A.                     First
                   American Prime
                       Obligation
                          Class Y
                    Institutional   20,475,797   20,475,797               -
                             Fund   20,930,127   20,930,127               -

* Fidelity          Institutional
   Management                Cash
   Trust Company     Portfolio MM
                     Fund Class I   36,866,492   36,866,492               -
                           Shares   36,754,517   36,754,517               -




       * Party-in-interest


     See accompanying report of independent registered public accounting firm.

                               SIGNATURE
                               ---------

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


      June 25, 2004             THE ST. PAUL COMPANIES, INC.
                                   SAVINGS PLUS PLAN
                                     (The Plan)




                                   By John P. Clifford Jr.
                                      --------------------
                                      John P. Clifford Jr.
                                      Senior Vice President, Human Resources
                                       Member of the Administrative
                                        Committee for The St. Paul
                                        Companies, Inc. Stock
                                        Ownership Plan

                          Exhibit Index
                          -------------



Exhibit Number            Description
--------------            ----------------------------------------

    23.1                  Consent of KPMG LLP, Independent Auditors